Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

2 August 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel announces the disposal of Cory Environmental and a £250m Share Buyback Programme – 26/4/05
   - Exel announces departure of Board Member – 26/4/05
   - Exel announces strong year-to-date earnings growth – 28/06/05
   - Exel releases 2004 results restated under IFRS – 28/06/05
   - Exel plc Interim Results Announcement for 2005 – 28/07/05

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc

Press Information

EXEL ANNOUNCES THE DISPOSAL OF CORY ENVIRONMENTAL AND A £250m SHARE BUYBACK PROGRAMME

(London, UK 26 April 2005) Exel, the global leader in supply chain management, today announced that it has completed the disposal of Cory Environmental ("Cory") to Montagu Private Equity. Consideration for the disposal was a cash payment of £200m on completion plus a further £5m of deferred contingent consideration. In connection with the transaction, Exel has provided customary warranties and indemnities and Exel will retain certain existing environmental liability and performance guarantees; whilst some of these continue to be uncapped and long term, the Board believes that there is a very low risk of these guarantees being called.

Cory is one of the UK's leading recycling and waste management companies and operates in over 30 locations throughout the UK, providing expert services in the collection, recycling and disposal of waste as well as municipal cleansing. For the year ended 31 December 2004, Cory's operating profit before goodwill amortisation was £15.9m (£13.3m after goodwill amortisation) and Cory had net assets including goodwill of £74.1m.

On 4 March 2005, the Board announced that it was reviewing the Group's future capital requirements and that the outcome would be announced at the Annual General Meeting on 28 April 2005, along with a trading update for the first quarter. These statements have now been brought forward to coincide with this announcement.

The review of Exel's future capital requirements has now been completed. This considered the Group's short and medium term prospects, its strong cash generation, and expected reduced acquisition spend. It has also taken into account both the proceeds from the disposal of Cory and the related loss of the future earnings and cash flow that it would have generated as part of the Group. The Board has now concluded that it will return £250 million of surplus capital to shareholders by way of a share buyback programme.

Q1 TRADING IN LINE WITH EXPECTATIONS

Exel has made a good start to 2005, with first quarter trading in line with the company's expectations. As anticipated, economic conditions have not been as buoyant as in 2004, consequently growth rates in airfreight have slowed from the very high levels in 2004, although seafreight growth rates have continued to be very strong.

Contract logistics operations have started the year well, with particularly good performances from the acquired businesses Fujitsu Logistics, Power Packaging and Tibbett & Britten, all of which are meeting or exceeding our expectations. Net contract logistics gains of £70m for the first quarter are in line with the same period last year.

Freight management global airweight grew 5% in the first quarter with increases of 3% in Europe, 5% in Asia Pacific and 12% in the Americas. The timing of Easter, which fell in Q2 last year, had a modest negative impact, mostly in Europe. Good growth in our truck and intermodal brokerage business was partially offset by the continued downsizing of our US expedited freight business. Global seafreight revenue at constant exchange rates grew 28% in the quarter.

Chief Executive, John Allan said "We have indicated for some time that, despite it being an excellent business, continuing to own Cory Environmental did not fit with our strategy of focusing on being a global leader in supply chain management. We believe that the disposal of the business represents a good price for shareholders and today we have announced a £250m share buyback programme. Given the good progress that we have made in the first quarter across both our contract logistics and freight management operations, we remain confident that we will achieve another year of strong growth in our business."

-ends-

For more information, please contact:

Duncan Magrath
Director of Investor Relations
+44 (0)1344 744409

Brian Hudspith/Martin Leeburn
The Maitland Consultancy
+44 (0) 207 379 5151

Notes to Editors – about Exel

Exel is the world leader in supply chain management, providing customer-focused solutions to a wide range of industries including retail, consumer, technology, automotive, healthcare, chemical and industrial.

Exel's innovative supply chain solutions, skilled people and regional coverage, brings together all aspects of freight management and contract logistics in addition to a wide range of integrated, value-added and specialist services. These include supply chain design, consulting, warehousing, distribution, after-sales services and IT support, ensuring that we deliver our customers' products when and where they need them.

Exel is a UK listed, FTSE 100 company, with turnover in 2004 of £6.3 billion, employs over 111,000 people in 2,000 locations in over 135 countries worldwide. Exel's customers include over 75% of the world's largest, quoted non-financial companies.

For further information visit www.exel.com.

(If you wish to receive e-mail alerts when new financial results, news or other announcements are released by Exel, please visit www.exel.com and select 'registrations'.)

Press Information

EXEL ANNOUNCES DEPARTURE OF BOARD MEMBER

(London, UK 26 April 2005) Exel, the global leader in supply chain management, announces that following the disposal of Cory Environmental ("Cory") to Montagu Private Equity, David Riddle, Cory's Chief Executive, will step down from the Board of Exel plc at the Annual General Meeting on Thursday 28 April 2005.

David Riddle joined Ocean Group in 1971 and was appointed to the Board of Ocean Group (now Exel) in 1994.

Chairman, Nigel Rich said "David has been a valuable member of the Board and has made a significant contribution to Exel, and Cory in particular over the years. David's contribution will be missed both by the Exel Board and myself, and he leaves with our best wishes."

- ends -

For more information, please contact:

Duncan Magrath
Director of Investor Relations
+44 (0)1344 744409

Brian Hudspith/Martin Leeburn
The Maitland Consultancy
+44 (0) 207 379 5151

Notes to Editors – about Exel
Exel is the world leader in supply chain management, providing customer-focused solutions to a wide range of industries including retail, consumer, technology, automotive, healthcare, chemical and industrial.

Exel's innovative supply chain solutions, skilled people and regional coverage, brings together all aspects of freight management and contract logistics in addition to a wide range of integrated, value-added and specialist services. These include supply chain design, consulting, warehousing, distribution, after-sales services and IT support, ensuring that we deliver our customers' products when and where they need them.

Exel is a UK listed, FTSE 100 company, with turnover in 2004 of £6.3 billion, employs over 111,000 people in 2,000 locations in over 135 countries worldwide. Exel's customers include over 75% of the world's largest, quoted non-financial companies.

For further information visit www.exel.com.

(If you wish to receive e-mail alerts when new financial results, news or other announcements are released by Exel, please visit www.exel.com and select 'registrations'.)

Press Information

EXEL ANNOUNCES STRONG YEAR-TO-DATE EARNINGS GROWTH

(London, UK – 28 June 2005) Exel, the world leader in supply chain management, today announced that year-to-date earnings have grown strongly over the prior year. This performance continues to be in line with the Company's expectations. Exel has also separately released today details of its restatement of 2004 results under International Financial Reporting Standards.

Contract logistics

In contract logistics operating profit has grown significantly benefiting from the acquisition of Tibbett & Britten, Exel Logistics Japan (formerly Fujitsu Logistics) and Power Packaging, all of which have performed well. Excluding Tradeteam, which as expected is significantly down year on year, the overall underlying organic profit growth has been good, particularly in mainland Europe.

Freight management

Global freight management operating margins are up on last year, resulting in good year-to-date organic profit growth. Trends seen in the first quarter have continued into the second quarter with year to date international airweight up 5% and with seafreight revenue up 25% against prior year.

Europe has continued to show good revenue and margin growth. Asia Pacific continues to experience the fastest revenue growth at similar margins to prior year, whilst in the Americas performance is unchanged year on year.

Prospects

Based on the trading performance to the end of May, we remain confident of delivering another year of strong growth in our business.

-ends-

Conference call for Analysts, Institutions and other Interested Parties

John Coghlan, Deputy Chief Executive and Group Finance Director, and Duncan Magrath will be hosting a conference call today from 09:00 UK time for further questions concerning this announcement. The contact number for the call is +44 (0)208 974 7900 and the verbal access code is C892074. Once prepared, a transcription of the call will be posted to www.exel.com. A replay service will be available for seven days on +44 (0)1296 618 700, access number 762175.

For more information, please contact:

Duncan Magrath
Director of Investor Relations
+44 (0)1344 744409

Brian Hudspith/Martin Leeburn
The Maitland Consultancy
+44 (0) 207 379 5151

Notes to Editors – about Exel

Exel is the world leader in supply chain management, providing customer-focused solutions to a wide range of industries including retail, consumer, technology, automotive, healthcare, chemical and industrial.

Exel's innovative supply chain solutions, skilled people and regional coverage, bring together all aspects of freight management and contract logistics in addition to a wide range of integrated, value-added and specialist services. These include supply chain design, consulting, warehousing, distribution, after-sales services and IT support, ensuring that we deliver our customers' products when and where they need them.

Exel is a UK listed, FTSE 100 company, with a turnover of £6.3 billion, and employs over 111,000 people in 2,000 locations in over 135 countries worldwide. Exel's customers include over 75% of the world's largest, quoted non-financial companies.

For further information visit www.exel.com.

(If you wish to receive e-mail alerts when new financial results, news or other announcements are released by Exel, please visit www.exel.com and select 'registrations'.)

Press Information

EXEL RELEASES 2004 RESULTS RESTATED UNDER IFRS

(London, UK – 28 June 2005) Exel, the world leader in supply chain management, today released details of the restatement of its 2004 results under International Financial Reporting Standards (IFRS). In a separate statement released today Exel has also given a brief trading update in advance of the closed period.

Background

Exel plc currently prepares its consolidated financial results under United Kingdom Generally Accepted Accounting principles (UK GAAP). From 2005 Exel plc is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU). The first full set of audited annual financial statements prepared under IFRS will be for the year ending 31 December 2005, and the first interim report prepared under IFRS will be for the half-year ending 30 June 2005. This release highlights the principal impact of these changes on Exel Group's reported performance and financial position.

Impact on full year 2004 results

As previously indicated at the Investor Day in November 2004 and also in the 2004 Annual Report, restating Exel's financial statements from UK GAAP onto IFRS has a relatively modest impact on underlying earnings and capital employed and has no impact on the underlying cashflow of the Group.

Continuing operations underlying profit before tax reported under UK GAAP is reduced by £(3.4)m when reported under IFRS. The principal adjustments are share-based payments and holiday pay both of which each reduce the underlying profit before tax by £(1.0)m and the reclassification of the tax on the share of joint ventures from the taxation line into profit before tax of £(0.9)m as required by the net equity method of accounting.

Following the sale of Cory Environmental on 27 April 2005, its results for 2004 are shown under IFRS as a discontinued operation below continuing operations, which reduces the underlying profit before tax by £(15.2)m but has no impact on earnings.

Underlying earnings are reduced by £(5.1)m due to the £(3.4)m reduction in underlying profit before tax noted above, plus an increase in the tax charge of £(1.7)m largely due to an additional deferred tax charge resulting from the change in accounting for goodwill. The net impact is to reduce EPS as reported under IFRS by (1.7)p per share.

Net assets at 31 December 2004 are increased under IFRS by £56.8m. The principal adjustments are reversal of the proposed final dividend of £61.2m, net accrual for holiday pay of £(16.5)m, and the impact of changes to accounting for goodwill net of the amortisation of intangibles recognised in business combinations of £19.7m.

Impact on H1 2004 results

The impact of IFRS on the half year results is more significant, the effect being to reduce underlying profit before tax from continuing operations by £(7.4)m. The principal adjustment is holiday pay which has an impact on the half year results of £(5.6)m, of which £(4.6)m is fully reversed by the end of the year, reflecting the timing of employees' holidays during the year.

Estimated impact on 2005 results

For 2005, the impact of reporting under IFRS is estimated to reduce the continuing operations underlying profit before tax that would have been reported under UK GAAP by a further £(2)m, approximately half of which arises in the first half.

Further information

Comprehensive explanations and schedules explaining the restatements of the 2004 results have been posted to www.exel.com and will be included in our 2005 Annual Report. An extract from that document is attached to this release which shows an overview of the financial impact.

Overview of impact (unaudited)

	UK GAAP £m	IFRS £m
Full Year 2004		
Underlying operating profit [1]		
Continuing operations	161.4	159.4
Share of joint ventures and associates	4.4	-
Discontinued operations	15.4	-
Total	181.2	159.4[3]
Profit before tax		
Underlying profit before tax [2]		
Continuing operations	155.0	151.6
Discontinued operations	15.2	-
Total	170.2	151.6[3]
Reported profit before tax		
Continuing operations	84.9	101.3
Discontinued operations	10.0	-
Total	94.9	101.3[3]
Basic earnings per share		
Underlying earnings per share [2] (pence)	40.3	38.6
Reported earnings per share (pence)	22.4	30.2
Net assets at 31 December 2004	715.2	772.0
Six months ended 30 June 2004		
Underlying operating profit [1]		
Continuing operations	65.4	58.5
Share of joint ventures and associates	1.6	-
Discontinued operations	7.1	-
Total	74.1	58.5[3]
Profit before tax – underlying [2]		
Continuing operations	65.2	57.8
Discontinued operations	7.0	-
Total	72.2	57.8[3]
Basic earnings per share – underlying [2] (pence)	16.9	14.8

1 before exceptional items and amortisation of acquired intangibles

2 before exceptional items, amortisation of acquired intangibles and net return on pension schemes

3 Excludes discontinued operations, principally the April 2005 disposal of Cory Environmental, which are shown separately post tax in the income statement under IFRS. There is no impact on earnings per share.

-ends-

Open conference call for Analysts, Institutions and other Interested Parties

John Coghlan, Deputy Chief Executive and Group Finance Director, and Duncan Magrath will be hosting a conference call today from 09:00 UK time for further questions concerning this announcement. The contact number for the call is +44 (0)208 974 7900 and the verbal access code is C892074. Once prepared, a transcription of the call will be posted to www.exel.com. A replay service will be available for seven days on +44 (0)1296 618 700, access number 762175.

For more information, please contact:

Duncan Magrath
Director of Investor Relations
+44 (0)1344 744409

Brian Hudspith/Martin Leeburn
The Maitland Consultancy
+44 (0) 207 379 5151

Notes to Editors – about Exel

Exel is the world leader in supply chain management, providing customer-focused solutions to a wide range of industries including retail, consumer, technology, automotive, healthcare, chemical and industrial.

Exel's innovative supply chain solutions, skilled people and regional coverage, bring together all aspects of freight management and contract logistics in addition to a wide range of integrated, value-added and specialist services. These include supply chain design, consulting, warehousing, distribution, after-sales services and IT support, ensuring that we deliver our customers' products when and where they need them.

Exel is a UK listed, FTSE 100 company, with a turnover of £6.3 billion, and employs over 111,000 people in 2,000 locations in over 135 countries worldwide. Exel's customers include over 75% of the world's largest, quoted non-financial companies.

For further information visit www.exel.com.
(If you wish to receive e-mail alerts when new financial results, news or other announcements are released by Exel, please visit www.exel.com and select 'registrations'.)

Exel reports underlying profit before tax[1] and earnings per share[3] up 42% and 39% respectively

Six months to 30 June (all figures are stated under IFRS) (at actual exchange rates unless stated otherwise)		2005 £m	2004 £m	% change
Revenue	- actual rates	**3,639**	2,514	**45**
	- constant currency	**3,639**	2,500	**46**
Trading profit[1]	- actual rates	**90.5**	58.5	**55**
	- constant currency	**90.5**	58.5	**55**
Profit before tax				
- Underlying profit before tax[1]		**81.8**	57.8	**42**
- Profit before tax		**80.8**	124.9	**(35)**
Profit for the period		**171.9**	111.1	**55**
Free cash flow[2]		**62.9**	26.2	
Earnings per share (pence)				
- Basic underlying earnings per share[3]		**20.5p**	14.8p	**39**
- Basic earnings per share for continuing and discontinued operations		**57.9p**	37.1p	**56**
Dividend per share (pence)		**10.0p**	8.5p	**18**

[1] before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items and net return on pension schemes.
[2] net cash generated from operating activities less net capital expenditure.
[3] before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items, net return on pension schemes, gain on sale of discontinued business and related tax.

Highlights

- Revenue up 45% and underlying profit before tax up 42%
- Organic growth in revenue of 11% and trading profit 9%
- Basic underlying earnings per share up 39%
- Strong free cash flow generation of £62.9m (2004:£26.2m)
- Dividend per share increased by 18% (2004 interim increased by 8%)
- Disposal of Cory Environmental for c.£200m in cash
- Launched £250m share buyback programme
- Net new contract logistics wins with annualised revenues of £200m (2004:£170m)

John Allan, Chief Executive of Exel, commented:

"We are pleased to be presenting such a strong set of results. The integration of Tibbett & Britten and other acquisitions has continued to make rapid progress. At the same time, we have continued to drive the underlying business forward with good organic growth, particularly in the freight management business.

"In the second half we will continue to focus on operational performance and organic growth, primarily through expanding our relationships with customers. Based on our first half performance, we remain confident of delivering another year of strong growth in our business."

28 July 2005

For further information please contact:

Exel plc
John Allan, Chief Executive
John Coghlan, Deputy Chief Executive and Group Finance Director
Duncan Magrath, Director of Investor Relations and Financial Strategy
Louisa Potter, Investor Relations Manager

On 28 July: +44 7802 636283
At other times: +44 1344 744409

The Maitland Consultancy
Martin Leeburn/Brian Hudspith
+44 20 7379 5151

Presentation of Results

The presentation of results will be held at 9:00am at the London Stock Exchange, Paternoster Square, London on 28 July 2005.

Conference call for Analysts, Institutions and other Interested Parties

John Allan, John Coghlan and Duncan Magrath will be hosting a conference call from 14:45pm UK time for further questions concerning the results. The contact number for the call is +44 20 8974 7900 and the verbal access code is C117371. Once prepared, a transcription of the call will be posted to www.exel.com. A replay service will be available until 4 August on +44 1296 618700, access number 457525.

Explanatory notes for reading the Interim announcement

For the purposes of the attached commentary:

1. All figures within the statement have been stated under International Financial Reporting Standards (IFRS). A pro forma restatement of the 2004 financial information under IFRS was posted to the Exel website on 28 June 2005 and can be found at the following address: www.exel.com/exel/home/investors/financialresultsnewspresentations
2. The term 'trading profit' refers to trading profit before amortisation of acquired intangible assets, impairment of goodwill, exceptional items, net finance income and share of profits of joint ventures and associates, unless stated otherwise.

3. The term 'underlying profit before tax' refers to profit before tax before amortisation of acquired intangibles, impairment of goodwill, exceptional items and net return on pension schemes, unless stated otherwise.
4. The term 'underlying earnings per share' refers to earnings per share before amortisation of acquired intangibles, impairment of goodwill, exceptional items and net return on pension schemes and related tax, unless stated otherwise.

Where constant exchange rate figures are quoted in this announcement, the 2004 turnover and trading profit figures used have been restated using 2005 average exchange rates so that the year-on-year variances are explained before the impact of the exchange rate movements. The impact of these restatements is shown in full, by business, in the segment information note.

Overview of Group performance

In the first six months of 2005, the Group has continued to make good progress in each of the three key areas of medium term focus: integration, performance and growth.

The **integration** of Tibbett & Britten (TBG) is well advanced and is demonstrating strong performance. In the UK, North America and Mexico, there was further site rationalisation and back office integration in the first half, with the principal remaining area of work for the second half being finance and IT system integration in North America. In mainland Europe, there were seven site closures in the first half, with another three to be completed in the second half. All operational integration will be complete by the end of 2005. In addition there will continue to be some rebranding costs, additional overhead rationalisation and some back office integration, some of which is dependent on the expiry of existing contracts and so may carry over into 2006. Exel Logistics Japan (formerly Fujitsu Logistics) has continued to perform well, and has already won two further customers. Power Packaging has exceeded our expectations in the first six months of ownership.

Our **performance** during the period has been strong and is reflected in the financial results. In contract logistics we are particularly pleased with the progress we have made in France and TBG Mexico, with good operational progress in TBG South Africa and Tradeteam. In freight management, overall margins have improved, whilst maintaining double digit revenue growth, with particularly strong results in Europe. The completion of the US freight forwarding restructuring in July will provide a solid base for future profit improvement.

Double digit organic revenue **growth** was seen in both contract logistics and freight management in the first half. In contract logistics, this growth was strongest in Asia Pacific and the Americas. In Europe, the organic growth was the second highest growth rate for a six month period since the merger of Ocean and NFC in 2000. In freight management, growth was particularly strong in seafreight which has continued to grow at the same pace as 2004. Airfreight growth has been slower than the buoyant first half seen last year. Of the three regions, freight management organic growth was strongest in Europe, with consistent growth across the region.

Financial summary

At constant exchange rates, revenue was up 46% at £3,639m (2004:£2,500m) and trading profit was up 55% at £90.5m (2004:£58.5m). On an organic basis and adjusting for acquisitions, revenue was up 11% and trading profit up 9%. The move to International Financial Reporting Standards has had a relatively modest impact on the overall profit figures for the year, although it has made the profits slightly more biased towards the second half of the year.

Total **contract logistics** revenue increased by 73% to £2,440m (2004:£1,413m) at constant exchange rates, up 12% on an organic basis. Overall, contract logistics trading profit increased by 64% to £67.4m (2004:£41.2m) at constant exchange rates with margins of 2.8% (2004:2.9%). Trading profit decreased by 2% on an organic basis due to Tradeteam, without which it would have increased by 9%. A particularly encouraging result was seen in mainland Europe with organic profit growth of 30% and margins improving from 1.6% last year to 2.4% this year. Globally there were net new contract wins with annualised revenues of £200m (2004:£170m).

Total **freight management** revenue increased by 10% to £1,199m (2004:£1,087m) at constant exchange rates. Revenue growth was highest in Europe at 13%, with growth in Asia Pacific of 10% and 7% in the Americas. Freight management trading profit increased by 33% to £29.7m (2004:£22.4m), with margins increasing to 2.5% (2004:2.1%). As expected, the growth in airweight slowed to 4% in the period, compared with 11% for the same period last year. Growth rates by region were Europe 4%, Americas 9% and Asia Pacific 2%. Seafreight operations maintained strong growth in revenue, up 25% on the prior year period, with particularly strong growth in seafreight out of Asia Pacific, up 29% and the Americas, up 32%.

Profit before tax

Underlying profit before tax was £81.8m, up 42% at actual exchange rates (2004:£57.8m). Net finance costs of £10.1m compared with net finance costs of £1.8m for the same period last year, with the biggest impact being incremental borrowing costs as a result of the acquisition of TBG, although this was partially offset by the proceeds from the sale of Cory Environmental in April 2005.

A reconciliation of underlying profit before tax to reported profit before tax is shown in the following table:

Six months to 30 June	2005 £m	2004 £m	%
Underlying profit before tax	**81.8**	**57.8**	**42**
Net return on pension schemes	16.7	18.2	
Underlying profit before tax including net return on pension schemes	**98.5**	**76.0**	**30**
Amortisation of acquired intangible assets	(11.9)	(0.1)	
Profit on sale of investment in Sirva Inc	-	49.6	
Other exceptionals	7.2	(0.6)	
Reorganisation costs	(13.0)	-	
Profit before tax	**80.8**	**124.9**	**(35)**

Further details of the exceptional costs and reorganisation costs can be found in note 6 to the attached financial statements.

Profit before tax stated above excludes the profit on the sale of Cory Environmental, which under IFRS is included in profit for the period of £171.9m, is up 55% on last year (2004:£111.1m).

Taxation

The Group's tax charge for the period at actual exchange rates was £23.0m (2004:£18.7m). The tax charge on the underlying profit before tax, excluding share of profit of joint ventures and associates, was £23.8m (2004:£17.0m) and is an effective tax rate of 29.6%. This is a reduction from the 30.0% for the same period in 2004.

Earnings per share

Basic underlying earnings per share at actual exchange rates was 20.5p (2004:14.8p) an increase of 39%, and including the net return on pension schemes increases the earnings per share to 24.5p (2004:19.1p). Basic earnings per share for continuing and discontinued businesses was 57.9p (2004:37.1p) which includes the profit on the disposal of Cory Environmental.

Cash flow

Net cash generated from operating activities was significantly up on last year rising to £109.3m (2004:£55.0m), largely due to higher profits and improved working capital management. Capital expenditure of £64.7m increased over last year (2004:£47.7m), but was unchanged as a percentage of depreciation at 95% (2004:95%). Proceeds from the sale of property and equipment was marginally down at £18.3m (2004:£18.9m). Free cash flow of £62.9m was significantly up on the £26.2m generated last year.

Acquisitions and disposals

The acquisition of Power Packaging in January and the buyout of a former TBG associate in Thailand resulted in acquisition spend of £65.9m, offset by net proceeds from the disposal of Cory Environmental of £198.4m.

Share buyback

We announced a £250m share buyback programme in April and by 30 June 2005 had bought back 4.0 million shares for £34.2m including costs. This has now increased to 4.8 million shares at a cost of £41m.

Dividend

The Board is declaring an interim dividend of 10.0p per share, an increase of 18% over last year's interim dividend. The dividend will be paid on 3 October 2005 to shareholders on the register on 9 September 2005.

Strategic progress

We made a major step along the path to focus the Group further on supply chain logistics, with the sale of Cory Environmental for c.£200m in cash. This was a good price for the business, representing a price-earnings ratio of approximately 19 times 2004 earnings. This disposal was particularly important, as whilst Cory Environmental had been an excellent business for Exel, it clearly did not fit with the future strategic direction of the Group. This brings to an end the disposal programme for non-supply chain businesses.

We continue to expand the range of logistics services we offer our customers. In North America, we exercised an option to acquire Power Packaging, a company that specialises in the packaging of dry foods and liquids, and in the UK we have acquired a 25% equity stake in 4C, a small but fast growing procurement services company. We continue to make good progress through our global account management processes in cross-selling services in new countries to our major customers. A highlight in the first

half was in Japan, where we won our first retail contract logistics business with Seiyu through a combination of the TBG relationship in North America and the local capability in Japan, added through the recent Fujitsu Logistics acquisition. We are making particularly good progress in developing and implementing our international supply chain management services. Originally focused on China to North America solutions, it has now grown to provide capability from other Asian origins, as well as Latin America, Morocco and Turkey, and is serving customers in the UK and elsewhere in Europe. This is fuelling our seafreight business which continues to grow fast, organically.

We have continued to strengthen our global presence. In the first six months of the year we have formed new joint ventures and start-ups in the Middle East, in Dubai, Oman and Saudi Arabia. In central and eastern Europe, on the back of the TBG acquisition, we have consolidated our positions in Hungary, Austria and Slovakia and made particular progress in the Czech Republic, where we now employ 800 people. Not only are we growing strongly in China but also in other key markets, such as India, where we have almost doubled our business in 12 months, and in Brazil, where Kraft has awarded us two new distribution centres totalling 750,000 sq. ft.

Prospects

Based on our first half performance, we remain confident of delivering another year of strong growth in our business.

Review of operations

Note: Unless otherwise stated, the 2004 turnover and trading profit figures are translated using 2005 average exchange rates.

Europe, Middle East and Africa

Contract logistics

At constant exchange rates, revenue was £1,531m (2004:£937m), up 63%. After adjusting for acquisitions, organic revenue growth was 9%. Overall trading margins were 1.8%, an improvement on last year (2004:1.7%). Trading profit at constant exchange rates increased to £27.3m (2004:£15.6m). Excluding acquisitions and the impact of the £(4.6)m reduction in Tradeteam, organic profit growth elsewhere of £3.2m was up 21% on last year.

In mainland Europe, Middle East and Africa, we were very pleased with the overall performance, with 77% revenue growth to £444m (2004:£251m), although all of this was acquisition related. Profits were up 170% to £10.8m (2004:£4.0m) with organic profit growth of 30%. In the former Exel business, we were particularly encouraged by the progress made in France, with improved performances also in Spain and Belgium, partially offset by a weaker performance in Italy. The former TBG business performed well, particularly in Germany with VfW (the reverse logistics company).

Revenue for UK & Ireland was £1,087m, up 58% on last year (2004:£687m) with organic revenue growth of 12%. Trading profit in UK & Ireland was £16.5m (2004: £11.6m), up 42%. Excluding acquisitions and Tradeteam, organic profit growth was strong at 17%. Tradeteam's performance was in line with our expectations, despite a tough trading environment with on-trade beer demand down more than expected in the first half. The new management team has improved customer service levels and is driving vigorous cost reduction programmes, which has put the business back on a positive course. This will lead to an expected modest increase in profits in the second half of this year, and a further improvement in 2006. Elsewhere in the UK, where the largest sector is retail, trading and operational performance remained good despite difficult market conditions, with particularly good performance from the fashion and home business.

The **consumer and retail** sectors, were boosted by the acquisition of TBG and now account for approximately 60% of the European contract logistics business. Despite the difficult environment for retailers, our business has continued to make progress with new business wins including Boots, BP, Heineken, Morrisons and Sainsbury's. We

continue to be encouraged by the rapid growth of retail inbound business from lower cost countries such as China, Morocco and Turkey.

In **automotive,** profitability improved against last year with strong performances in Germany and Sweden, despite the difficult trading environment experienced by most automotive manufacturers, and a £1m adverse impact in the UK from the closure of MG Rover. The sector continues to gain momentum with wins with GM, Johnson Controls, Lear and Nissan and an extension of a contract with Volkswagen in Germany. **Healthcare** continued to grow, with new business in Portugal and Sweden, where we opened our first healthcare facility for Smith & Nephew. We won a clinical trials contract with SkyePharma in the UK and benefited from the TBG acquisition in South Africa, but saw reduced volumes in Italy. The **technology** sector improved over last year, with good progress across Europe and particularly strong performance in central and eastern Europe. In the Netherlands, we have built on our already strong position in the distribution market, particularly with copier manufacturers, with a new contract win with Kyocera Mita for the transportation, installation, set-up and reverse logistics of their machines.

Freight management

At constant exchange rates, revenue was £480m (2004:£425m), up 13%, all of which was organic growth. Revenue for UK & Ireland was £137m, up 15% on last year (2004:£119m).

Export airweight grew 4% over last year, with the strongest increases in the Netherlands and the UK, with good growth in Germany, our largest airfreight business, offset by declines in Italy and Ireland. Seafreight continued to grow strongly with revenue up 18%, with good performances from Italy and the UK and rapid growth in smaller seafreight businesses in Denmark, the Netherlands and Turkey.

Operational improvements combined with cost control measures and growth in our time critical product resulted in the overall trading margins rising to 3.0%, a significant increase on last year (2004:2.0%). Trading profit of £14.3m (2004:£8.7m) was an increase of 64%, all of which was organic, within which the UK & Ireland trading profit was £2.2m (2004:£1.9m) up 16%.

Americas

Contract logistics

At constant exchange rates, revenue was £735m (2004:£401m), up 84%. After adjusting for acquisitions, organic revenue growth was 17%, with overall trading margins of 4.8% (2004:5.7%). Trading profit, at constant exchange rates, increased to £35.0m (2004:£22.8m) largely due to acquisitions.

In the **retail** sector, which has grown substantially with the acquisition of TBG, the underlying business had good revenue growth. Operational excellence continues to underpin these results as evidenced by Exel earning Wal-Mart's 'Specialty Distribution Center of the Year' award for the Johnstown, NY facility. Sector margins were reduced largely due to the mix effect of the lower margin TBG business and a reduced performance in our home delivery business.

The **consumer** sector was strengthened by the acquisition of Power Packaging, TBG and to a much lesser extent Bodenor in Chile. Power Packaging, in particular, has performed very well in its first six months. In Canada, we built on our growing packaging expertise when we were awarded by P&G the co-packing and customisation business to go with the management of their new distribution centre. In the underlying business, there was strong growth in Brazil and Mexico due to good levels of business wins. In Brazil, Exel is strengthening its relationship with Kraft and has been awarded two 'build to suit' facilities in Sao Paulo and Curitiba, to service the Brazilian market. Growth in the US business was slower, although there was an improvement in margin. Exel continues to look at ways of growing the business while saving the customer money. A good example of this is with Gerber, where Exel assisted in freeing-up manufacturing space and consolidating multiple facilities into a single facility in Lockbourne, Ohio, at the same time as securing the freight management activity. Overall, including the impact of acquisitions, the margin for the sector improved compared with the same period last year.

The **automotive** sector continued its growth record, following the very good performance in 2003 and 2004, with 45% revenue growth, broadening and deepening relationships with customers such as Goodyear. In total, 11 new contracts commenced in the first half of the year in the US, Canada and Latin America. Despite difficult market conditions, the business has continued to perform well, benefiting from a significant proportion of the business being in the after market sector. New contract wins for six new distribution centres and a transportation contract, all in the after market sector, will continue to fuel expansion.

New contract start-ups in the **technology** sector boosted revenue in Brazil, Mexico and the US, but implementation costs held back profitability. **Industrial and chemical**, which is largely all US-based, made good progress. Of particular note, Exel has rolled out a network of distribution centres in support of United Rental's catalogue business and branch network. Exel has designed a property, facility, labour and systems solution for Carrier, supporting US distribution of residential air conditioning units.

Freight management

At constant exchange rates, revenue was £389m (2004:£363m), up 7%, all of which was organic growth, with a trading loss of £(0.4)m, slightly improved on last year (2004:£(0.8)m).

Seafreight revenue grew 32%, with strong performances right across the region and a particularly good performance in Brazil. International export airweight grew 9% over last year, with the strongest increases in Canada and Latin America, particularly Brazil and with reasonable growth in the US, although with a tougher margin environment. Good progress has continued in restructuring the US forwarding business with one-off costs of £1m being incurred in the first half. Since the start of the integration we have closed 15 stations, with annualised cost reductions of circa £10m but the impact of these savings has, until now, been offset by reduced revenue and margin. With the implementation of the new combined domestic and international operating system in July, the restructuring is complete and we are confident that we will see steady financial progress from now on.

Exel's Transportation Services, the truck and rail broking business, continued the steady progress it has made recently with revenue up 8% and margins up to 1.7% (2004:0.9%).

Asia Pacific

Contract logistics

At constant exchange rates, revenue was £174m (2004:£75m), up 133%. Trading profit, at constant exchange rates, increased to £5.1m (2004:£2.8m) with margins of 2.9% (2004:3.7%). The biggest impact in the growth of the business was the acquisition of Exel Logistics Japan (formerly Fujitsu Logistics). The integration of the business has gone well. Particularly pleasing is the fact that we have won two additional pieces of business, one with a global retail customer, and another with a global PC manufacturer, both of which we already had relationships elsewhere in the world, and who now see that we have the scale and capability to serve them in the Japanese market.

After adjusting for acquisitions, organic revenue growth was 19%. Trading profit excluding acquisitions decreased by £0.5m over last year, mainly due to planned increases in overhead investment in developing the contract logistics product across the region. Benefits of the increased investment were seen with revenue growth exceeding 50% in Cambodia, China, India, Indonesia, Pakistan, Sri Lanka, Taiwan and Vietnam. In absolute terms the largest increases in profitability were in India, Malaysia, Pakistan and Singapore, with growth mainly in the technology and retail sectors. We also won new contracts with Unilever in Cambodia, and Makro and Ericsson in Indonesia, which will continue to drive this growth.

Freight management

At constant exchange rates, revenue was £330m (2004:£300m), up 10%, virtually all of which was organic growth.

There has been a slowdown in the Asian airfreight export market, but pricing continues to be extremely competitive. Our export airweight growth was 2% over last year, with strong growth in China, India, Indonesia and Thailand, and more modest growth in Hong Kong, which has been offset by declines in Japan, Malaysia and Singapore, particularly with technology customers. Seafreight however has continued to grow very strongly with revenue including consolidation services up 29%, with good growth right across the region, including Hong Kong our largest seafreight business.

Trading profit increased to £15.8m (2004:£14.5m) with margins remaining unchanged at 4.8%.

Independent review report to Exel plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the condensed consolidated income statement, condensed consolidated cash flow statement, condensed consolidated balance sheet, condensed consolidated statement of recognised income and expense and the related notes 1 to 12. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 2, the next annual financial statements of the Group will be prepared in accordance with those International Financial Reporting Standards ('IFRS') adopted for use by the European Union ('EU').

The accounting policies are consistent with those that the Directors intend to use in the next financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the EU. This is because, as disclosed in note 2, the Directors have anticipated that the amendments to IAS 19 'Actuarial Gains and Losses, Group Plans and Disclosure' and to IAS 39 'The Fair Value Option' which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Ernst & Young LLP
London
27 July 2005

Exel plc
Interim Report 2005

Condensed consolidated income statement (unaudited)

For the six months ended 30 June 2005	Note	**Six months ended 30.6.05 £m**	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Continuing operations				
Revenue	5	**3,639.3**	2,513.6	6,110.2
Operating expenses		**(3,548.8)**	(2,455.1)	(5,950.8)
Trading profit	5	**90.5**	58.5	159.4
Costs of reorganisation in continuing operations	6	**(13.0)**	-	(30.7)
Amortisation of intangible assets arising on acquisitions		**(11.9)**	(0.1)	(8.3)
Impairment of goodwill		**-**	-	(116.3)
Profit on disposal of non-current assets	6	**7.2**	49.0	73.2
Profit from operations	5	**72.8**	107.4	77.3
Finance income		**6.5**	6.9	18.8
Finance costs				
On ordinary activities		**(16.6)**	(8.7)	(30.1)
Exceptional costs	6	**-**	-	(2.9)
Net return on pension schemes		**16.7**	18.2	34.7
Share of profit of joint ventures and associates	5	**1.4**	1.1	3.5
Underlying profit before tax[1]		**81.8**	57.8	151.6
Amortisation of intangible assets arising on acquisitions		**(11.9)**	(0.1)	(8.3)
Impairment of goodwill		**-**	-	(116.3)
Exceptional items	6	**(5.8)**	49.0	39.6
Net return on pension schemes		**16.7**	18.2	34.7
Profit before tax		**80.8**	124.9	101.3
Income tax expense	7	**(23.0)**	(18.7)	(15.2)
Profit for the period from continuing operations		**57.8**	106.2	86.1
Discontinued operations				
Profit for the period from discontinued operations	12	**114.1**	4.9	6.8
Profit for the period		**171.9**	111.1	92.9
Attributable to				
Equity holders of the parent		**171.3**	109.6	89.0
Minority interests		**0.6**	1.5	3.9
		171.9	111.1	92.9
Dividends for the period	8	**29.3**	25.0	86.4
		pence	pence	pence
Earnings per share for continuing operations				
Basic	9	**19.3**	35.5	27.9
Diluted	9	**19.2**	35.3	27.7
Earnings per share for continuing and discontinued operations				
Basic	9	**57.9**	37.1	30.2
Diluted	9	**57.4**	36.9	30.0
Dividend per share for the period	8	**10.0**	8.5	29.2

1. Underlying profit is reported before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items and net return on pension schemes.

Exel plc
Interim Report 2005

Condensed consolidated cash flow statement (unaudited)

For the six months ended 30 June 2005

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Net cash from operating activities			
Profit from operations			
Continuing operations	**72.8**	107.4	77.3
Discontinued operations	**115.5**	7.1	10.1
	188.3	114.5	87.4
Adjustments for			
Depreciation, amortisation and impairment of non-current assets	**80.5**	50.2	244.9
Profit on disposal of non-current assets	**(117.4)**	(48.7)	(72.0)
Pension service costs non-cash	**22.7**	19.9	37.3
Employee share-based payment schemes charge	**3.6**	2.3	4.6
	177.7	138.2	302.2
Movements in working capital	**(40.8)**	(54.9)	35.2
Movements in provisions	**(11.6)**	(4.4)	26.0
Cash generated from operations	**125.3**	78.9	363.4
Dividends received	**-**	-	0.9
Interest paid	**(15.0)**	(8.9)	(30.5)
Interest received	**6.6**	6.8	18.5
Income tax paid	**(7.6)**	(21.8)	(57.1)
Net cash generated from operating activities	**109.3**	55.0	295.2
Cash flows from investing activities			
Purchase of property, plant and equipment	**(64.7)**	(47.7)	(136.2)
Purchase of businesses	**(65.9)**	(54.5)	(382.0)
Purchase of investments	**-**	(19.3)	(19.2)
Proceeds from sale of property, plant and equipment	**18.3**	18.9	38.6
Proceeds from sale of businesses	**198.4**	-	-
Proceeds from sale of investments	**-**	72.5	104.5
Net cash generated from/(used in) investing activities	**86.1**	(30.1)	(394.3)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	**7.4**	0.2	0.3
Treasury shares			
Purchase of treasury shares	**(34.2)**	(3.6)	(3.6)
Proceeds from sale of treasury shares	**1.0**	0.4	2.9
Proceeds from new borrowings	**-**	-	292.1
Repayment of borrowings	**(148.1)**	(9.8)	(83.4)
Receipts in respect of foreign currency derivatives	**3.4**	25.2	42.2
Capital element of finance lease rental payments	**(3.5)**	(1.0)	(5.4)
Dividends paid to minority shareholders	**(2.9)**	(1.1)	(5.9)
Dividends paid to equity holders of the parent	**(61.4)**	(49.7)	(74.7)
Net cash (used in)/generated from financing activities	**(238.3)**	(39.4)	164.5
Net cash generated from operating activities	**109.3**	55.0	295.2
Purchase of property, plant and equipment	**(64.7)**	(47.7)	(136.2)
Proceeds from sale of property, plant and equipment	**18.3**	18.9	38.6
Free cash flow	**62.9**	26.2	197.6
Purchase of businesses and investments	**(65.9)**	(73.8)	(401.2)
Proceeds from sale of businesses and investments	**198.4**	72.5	104.5
Net cash (used in)/generated from financing activities	**(238.3)**	(39.4)	164.5
(Decrease)/increase in net cash and cash equivalents	**(42.9)**	(14.5)	65.4
Net cash and cash equivalents at 1 January	**150.1**	85.6	85.6
Exchange losses on cash and cash equivalents	**(2.5)**	(3.2)	(0.9)

Condensed consolidated balance sheet (unaudited)

At 30 June 2005	Note	30.6.05 £m	30.6.04 £m	31.12.04 (restated) £m
Non-current assets				
Property, plant and equipment		**673.6**	510.7	707.0
Goodwill		**724.4**	488.2	735.7
Other intangible assets		**154.0**	26.9	143.4
Investments		**19.7**	77.1	22.0
Retirement benefit assets		**-**	72.6	-
Deferred tax assets		**53.5**	21.6	48.7
Other non-current assets		**51.3**	23.6	45.2
		1,676.5	1,220.7	1,702.0
Current assets				
Inventories		**15.3**	8.4	12.2
Trade and other receivables		**1,309.4**	965.7	1,348.5
Derivative financial instruments		**8.8**	37.5	14.2
Current tax assets		**5.5**	3.1	5.2
Cash and cash equivalents		**149.7**	85.4	177.3
		1,488.7	1,100.1	1,557.4
Current liabilities				
Trade and other payables		**(1,401.1)**	(951.2)	(1,468.0)
Derivative financial instruments		**(7.0)**	(7.5)	(5.6)
Current tax liabilities		**(90.6)**	(103.7)	(68.7)
Short-term borrowings		**(75.2)**	(50.8)	(55.1)
Short-term provisions		**(55.7)**	(21.8)	(68.3)
		(1,629.6)	(1,135.0)	(1,665.7)
Net current liabilities		**(140.9)**	(34.9)	(108.3)
Total assets less current liabilities		**1,535.6**	1,185.8	1,593.7
Non-current liabilities				
Long-term payables		**(63.2)**	(31.1)	(57.4)
Long-term borrowings		**(404.0)**	(193.5)	(552.1)
Retirement benefit obligations		**(41.6)**	-	(36.9)
Deferred tax liabilities		**(43.4)**	(31.9)	(48.6)
Long-term provisions		**(121.3)**	(103.9)	(126.7)
		(673.5)	(360.4)	(821.7)
Net assets		**862.1**	825.4	772.0
Equity				
Equity attributable to equity holders of the parent	10	**844.6**	806.7	751.4
Minority interests	10	**17.5**	18.7	20.6
Total equity		**862.1**	825.4	772.0

Analysis of net debt

	30.6.05 £m	30.6.04 £m	31.12.04 £m
Cash and cash equivalents	**149.7**	85.4	177.3
Overdrafts and short-term loans	**(45.0)**	(17.5)	(27.2)
Net cash and cash equivalents	**104.7**	67.9	150.1
Long-term loans	**(390.2)**	(206.7)	(529.6)
Finance leases	**(44.0)**	(20.1)	(50.4)
	(329.5)	(158.9)	(429.9)

Condensed consolidated statement of recognised income and expense (unaudited)

For the six months ended 30 June 2005	**Six months ended 30.6.05 £m**	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Actuarial gains on defined benefit pension schemes	**-**	-	5.7
Available-for-sale investments			
Valuation gains/(losses) taken to equity	**0.5**	(1.3)	(2.7)
Transferred to profit or loss on sale	**-**	(42.2)	(68.1)
Exchange differences on translation of foreign operations	**6.2**	(29.7)	(21.8)
Net (losses)/gains on investment hedges	**(1.2)**	26.9	27.4
Net losses on cash flow hedges	**(3.0)**	-	-
Tax on items taken directly to or transferred from equity	**3.0**	-	(1.5)
Net income/(expense) recognised directly in equity	**5.5**	(46.3)	(61.0)
Profit for the period	**171.9**	111.1	92.9
Total recognised income and expense for the period	**177.4**	64.8	31.9
Attributable to			
Equity holders of the parent	**176.8**	63.4	28.2
Minority interests	**0.6**	1.4	3.7
	177.4	64.8	31.9

Notes to the condensed consolidated Interim Report (unaudited)

1 The Interim Report

The Interim Report was approved by the Board on 27 July 2005. The financial information set out in the Interim Report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page 14.

2 Accounting policies

These accounts are the first Exel has prepared under International Financial Reporting Standards ('IFRS') and have been prepared in accordance with the IFRS accounting policies management expects to apply in the 2005 IFRS compliant full year financial statements. These accounting policies are consistent with those adopted for the restatement of the 2004 financial information, which was issued on 28 June 2005.

In accordance with the directive of the Council of the European Union Exel has adopted IFRS for the first time this year, having previously applied UK accounting standards. A reconciliation of equity at 1 January 2004, being the date of transition to IFRS, and at 31 December 2004 was provided in the IFRS restatement document issued on 28 June 2005.

Details of the restatement of 2004 comparative financial information, including a summary of significant accounting policies, from UK Generally Accepted Accounting Principles ('UK GAAP') to IFRS are posted on www.exel.com and will be included in Exel's 2005 Annual Report. A copy of the document setting out the transition to IFRS may also be obtained from the Group Secretarial department of Exel plc at the registered office.

Exel has adopted all existing IFRS with the exception of IAS 34 'Interim Financial Reporting' which is not mandatory for UK Groups. Exel has anticipated that the amendments to IAS 19 'Actuarial Gains and Losses, Group Plans and Disclosure' and to IAS 39 'The Fair Value Option' which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

No material adjustments, other than changes in presentation, have been made to the consolidated cash flow statement on the transition to IFRS.

The taxation charge is based on the estimated effective rate for the full year.

3 Statutory group financial statements

The accounts for the year ended 31 December 2004 set out within this report are not Exel's consolidated statutory financial statements. Statutory consolidated financial statements for Exel plc for the year ended 31 December 2004 prepared in accordance with UK GAAP, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average			**Period end**		
	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04	**30.6.05**	30.6.04	31.12.04
US dollar	**1.88**	1.81	1.83	**1.81**	1.82	1.93
Euro	**1.46**	1.48	1.47	**1.51**	1.50	1.41
Singapore dollar	**3.09**	3.08	3.09	**3.05**	3.12	3.14

Notes to the condensed consolidated Interim Report (unaudited) continued

5 Segmental information

Analysis of change in revenue	Six months ended 30.6.04 £m	Exchange £m	Acquisitions £m	Organic change £m	Organic change %		Six months ended 30.06.05 £m
Europe, Middle East and Africa							
Contract logistics	932.1	5.1	510.6	83.0	8.9	%	**1,530.8**
Freight management	419.7	5.1	-	54.7	12.9	%	**479.5**
	1,351.8	10.2	510.6	137.7	10.1	%	**2,010.3**
Americas							
Contract logistics	411.4	(10.8)	267.1	67.5	16.8	%	**735.2**
Freight management	372.3	(9.5)	-	26.4	7.3	%	**389.2**
	783.7	(20.3)	267.1	93.9	12.3	%	**1,124.4**
Asia Pacific							
Contract logistics	74.6	0.4	85.5	13.9	18.5	%	**174.4**
Freight management	303.5	(3.9)	1.6	29.0	9.7	%	**330.2**
	378.1	(3.5)	87.1	42.9	11.5	%	**504.6**
Total logistics							
Contract logistics	1,418.1	(5.3)	863.2	164.4	11.6	%	**2,440.4**
Freight management	1,095.5	(8.3)	1.6	110.1	10.1	%	**1,198.9**
Continuing operations	**2,513.6**	**(13.6)**	**864.8**	**274.5**	**11.0**	**%**	**3,639.3**

Analysis of change in trading profit	Six months ended 30.6.04 £m	Exchange £m	Acquisitions £m	Organic change £m	Organic change %		Six months ended 30.06.05 £m
Europe, Middle East and Africa							
Contract logistics	15.4	0.2	13.1	(1.4)	(9.0)	%	**27.3**
Freight management	8.5	0.2	-	5.6	64.4	%	**14.3**
	23.9	0.4	13.1	4.2	17.3	%	**41.6**
Americas							
Contract logistics	23.4	(0.6)	11.3	0.9	3.9	%	**35.0**
Freight management	(1.0)	0.2	-	0.4	50.0	%	**(0.4)**
	22.4	(0.4)	11.3	1.3	5.9	%	**34.6**
Asia Pacific							
Contract logistics	2.8	-	2.8	(0.5)	(17.9)	%	**5.1**
Freight management	14.5	-	0.1	1.2	8.3	%	**15.8**
	17.3	-	2.9	0.7	4.0	%	**20.9**
Total logistics							
Contract logistics	41.6	(0.4)	27.2	(1.0)	(2.4)	%	**67.4**
Freight management	22.0	0.4	0.1	7.2	32.1	%	**29.7**
	63.6	-	27.3	6.2	9.7	%	**97.1**
Unallocated corporate overheads	(5.1)	-	(0.7)	(0.8)	-	%	**(6.6)**
Continuing operations	**58.5**	-	**26.6**	**5.4**	**9.2**	**%**	**90.5**

Description of Exel's business segments
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Discontinued operations *principally comprise Cory Environmental which was sold in April 2005.*

Notes to the condensed consolidated Interim Report (unaudited) continued

5 Segmental information continued

By business sector	Revenue Six months ended 30.6.05 £m	Revenue Six months ended 30.6.04 £m	Revenue Year ended 31.12.04 £m	Segment result[1] Six months ended 30.6.05 £m	Segment result[1] Six months ended 30.6.04 £m	Segment result[1] Year ended 31.12.04 £m
Europe, Middle East and Africa						
Contract logistics	**1,530.8**	932.1	2,449.1	**9.1**	15.4	23.7
Freight management	**479.5**	419.7	884.7	**14.3**	8.5	25.7
	2,010.3	1,351.8	3,333.8	**23.4**	23.9	49.4
Americas						
Contract logistics	**735.2**	411.4	1,060.0	**30.6**	23.4	44.9
Freight management	**389.2**	372.3	799.8	**(0.4)**	(1.0)	(114.9)
	1,124.4	783.7	1,859.8	**30.2**	22.4	(70.0)
Asia Pacific						
Contract logistics	**174.4**	74.6	241.6	**2.8**	2.7	5.9
Freight management	**330.2**	303.5	675.0	**15.8**	14.5	31.7
	504.6	378.1	916.6	**18.6**	17.2	37.6
Total logistics						
Contract logistics	**2,440.4**	1,418.1	3,750.7	**42.5**	41.5	74.5
Freight management	**1,198.9**	1,095.5	2,359.5	**29.7**	22.0	(57.5)
	3,639.3	2,513.6	6,110.2	**72.2**	63.5	17.0
Unallocated income and expense[2]						
Corporate overheads	**-**	-	-	**(6.6)**	(5.1)	(12.9)
Profit on disposal of non-current assets	**-**	-	-	**7.2**	49.0	73.2
Continuing operations	**3,639.3**	2,513.6	6,110.2	**72.8**	107.4	77.3
Discontinued operations	**46.2**	62.5	129.4	**115.5**	7.1	10.1
Total	**3,685.5**	2,576.1	6,239.6	**188.3**	114.5	87.4

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Share of profit of joint ventures and associates			
Europe, Middle East and Africa			
Contract logistics	**0.4**	0.4	1.0
Freight management	**0.1**	-	-
Asia Pacific			
Contract logistics	**0.1**	0.1	0.2
Freight management	**0.8**	0.6	2.3
Total	**1.4**	1.1	3.5

1. Segment result is the profit from operations before net finance income, share of profit of joint ventures and associates and income tax.

2. Unallocated income and expense includes activities not attributable to specific business sectors.

Notes to the condensed consolidated Interim Report (unaudited) continued

6 Exceptional items

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Costs of reorganisation in continuing operations[1]	**(13.0)**	-	(30.7)
Profit on disposal of non-current assets			
Profit on disposal of investments	**-**	49.6	73.1
Profit on disposal of property, plant and equipment	**7.8**	0.8	5.0
Loss on disposal of property, plant and equipment	**(0.6)**	(1.4)	(4.9)
	7.2	49.0	73.2
Exceptional finance costs			
Interest penalty on early termination of loans following the acquisition of Tibbett & Britten Group	**-**	-	(2.9)
Exceptional items (net)	**(5.8)**	49.0	39.6

1. Costs relating to the reorganisation of the Tibbett & Britten Group were principally the costs of further reductions in overheads, the integration of operations and the closure of loss-making activities in those countries in which the Tibbett & Britten Group operated, but also include the integration of IT infrastructures and other business processes. Total reorganisation costs for the Tibbett & Britten Group and other acquired businesses include redundancy costs of £6.7m, provisions for onerous property lease contracts of £2.0m, IT infrastructure alignment costs of £1.8m and other costs of £2.5m.

7 Income tax expense

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Analysis of tax charge			
On ordinary activities before exceptional items and net return on pension schemes	**(23.8)**	(17.0)	(44.8)
On amortisation of acquired intangible assets	**4.0**	-	2.8
On net return on pension schemes	**(5.0)**	(5.5)	(10.4)
On exceptional items	**1.8**	3.8	37.2
	(23.0)	(18.7)	(15.2)

8 Dividends

	Six months ended 30.6.05 pence	Six months ended 30.6.04 pence	Year ended 31.12.04 pence
Pence per share			
Interim	**10.0**	8.5	8.5
Final	**-**	-	20.7
	10.0	8.5	29.2

The dividends paid in April 2005 and April 2004 were £61.4m (20.7p per share) and £49.7m (16.8p per share) respectively. An interim dividend of 10.0p per share (2004: 8.5p) amounting to a total dividend of £29.3m (2004: £25.0m) was declared by the Directors at their meeting on 27 July 2005. These financial statements do not reflect this dividend payable.

Notes to the condensed consolidated Interim Report (unaudited) continued

9 Earnings per share

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Profit attributable to equity holders of the parent			
Continuing operations	**57.2**	104.7	82.2
Discontinued operations	**114.1**	4.9	6.8
	171.3	109.6	89.0
Add back			
Amortisation of intangible assets arising on acquisitions	**12.1**	0.1	8.4
Impairment of goodwill	**-**	-	116.3
Exceptional items (note 6)	**5.8**	(49.0)	(39.6)
Disposal of discontinued operations (note 12)	**(110.9)**	-	5.2
Tax on amortisation of acquired intangible assets	**(4.1)**	-	(2.8)
Tax on exceptional items	**(1.8)**	(3.8)	(38.7)
Minority interest in exceptional items	**-**	(0.5)	0.3
Underlying profit[1] including net return on pension schemes	**72.4**	56.4	138.1
Less			
Net return on pension schemes	**(16.7)**	(18.2)	(34.7)
Tax on net return on pension schemes	**5.0**	5.5	10.4
Underlying profit[1] excluding net return on pension schemes	**60.7**	43.7	113.8
Basic earnings per share (pence)			
For continuing operations	**19.3**	35.5	27.9
For discontinued operations	**38.6**	1.6	2.3
For continuing and discontinued operations	**57.9**	37.1	30.2
For underlying profit[1] including net return on pension schemes	**24.5**	19.1	46.8
For underlying profit[1] excluding net return on pension schemes	**20.5**	14.8	38.6
Diluted earnings per share (pence)			
For continuing operations	**19.2**	35.3	27.7
For discontinued operations	**38.2**	1.6	2.3
For continuing and discontinued operations	**57.4**	36.9	30.0
Weighted average number of shares[2] (millions)			
Basic average number of shares	**295.7**	295.2	295.1
Dilutive potential ordinary shares	**2.6**	1.7	1.7
Diluted average number of shares	**298.3**	296.9	296.8

1. Underlying profit is reported before amortisation of intangible assets arising on acquisitions, impairment of goodwill, exceptional items, net return on pension schemes and related tax, where applicable.

2. The weighted average number of shares in issue excludes treasury shares held by the Company as a result of the share buyback programme, and treasury shares held by the Group in share scheme trusts.

Notes to the condensed consolidated Interim Report (unaudited) continued

10 Statement of changes in equity

	Attributable to equity holders of the parent							
	Share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Treasury shares £m	Total £m	Minority interests £m	Total equity £m
At 31 December 2003 – UK GAAP	82.8	54.0	154.2	432.9	(21.9)	702.0	17.3	719.3
IFRS adjustments								
Reverse proposed dividend	-	-	-	49.7	-	49.7	-	49.7
Reverse proposed dividend to minority shareholders	-	-	-	-	-	-	5.5	5.5
Adjustment to operating lease incentives	-	-	-	(1.5)	-	(1.5)	-	(1.5)
Holiday pay accrual	-	-	-	(15.6)	-	(15.6)	-	(15.6)
Reclassification of operating lease to finance lease	-	-	-	(0.8)	-	(0.8)	-	(0.8)
Deferred tax	-	-	-	(8.9)	-	(8.9)	-	(8.9)
Adjustment to pension asset valuation	-	-	-	(2.1)	-	(2.1)	-	(2.1)
Revaluation of available-for-sale investments	-	-	70.9	-	-	70.9	-	70.9
At 1 January 2004 – IFRS	82.8	54.0	225.1	453.7	(21.9)	793.7	22.8	816.5
Available-for-sale investments:								
Valuation losses taken to equity	-	-	(1.3)	-	-	(1.3)	-	(1.3)
Transferred to profit or loss on sale	-	-	(42.2)	-	-	(42.2)	-	(42.2)
Exchange differences on translation of foreign operations	-	-	(29.6)	-	-	(29.6)	(0.1)	(29.7)
Net gains on investment hedges	-	-	26.9	-	-	26.9	-	26.9
Net expense recognised directly in equity	-	-	(46.2)	-	-	(46.2)	(0.1)	(46.3)
Profit for the period	-	-	-	109.6	-	109.6	1.5	111.1
Total recognised income and expense for the period	-	-	(46.2)	109.6	-	63.4	1.4	64.8
Shares allotted	-	0.2	-	-	-	0.2	-	0.2
Movement on treasury shares	-	-	-	-	(3.2)	(3.2)	-	(3.2)
Cost of share-based payment	-	-	-	2.3	-	2.3	-	2.3
Dividends	-	-	-	(49.7)	-	(49.7)	(5.5)	(55.2)
At 30 June 2004	82.8	54.2	178.9	515.9	(25.1)	806.7	18.7	825.4
At 1 January 2005	82.8	54.3	160.1	476.6	(22.4)	751.4	20.6	**772.0**
Available-for-sale investments:								
Valuation gains taken to equity	-	-	0.5	-	-	0.5	-	**0.5**
Exchange differences on translation of foreign operations	-	-	6.2	-	-	6.2	-	**6.2**
Net losses on investment hedges	-	-	(1.2)	-	-	(1.2)	-	**(1.2)**
Net losses on cash flow hedges	-	-	-	(3.0)	-	(3.0)	-	**(3.0)**
Tax on items take directly to or transferred from equity	-	-	-	3.0	-	3.0	-	**3.0**
Net income recognised directly in equity	-	-	5.5	-	-	5.5	-	**5.5**
Profit for the period	-	-	-	171.3	-	171.3	0.6	**171.9**
Total recognised income and expense for the period	-	-	5.5	171.3	-	176.8	0.6	**177.4**
Shares allotted	0.3	7.1	-	-	-	7.4	-	**7.4**
Share buyback	-	-	-	-	(34.2)	(34.2)	-	**(34.2)**
Other movements on treasury shares	-	-	-	-	1.0	1.0	-	**1.0**
Loss on disposal of treasury shares	-	-	-	(1.3)	1.3	-	-	**-**
Cost of share-based payment	-	-	-	3.6	-	3.6	-	**3.6**
Dividends	-	-	-	(61.4)	-	(61.4)	(2.9)	**(64.3)**
Minority interests purchased	-	-	-	-	-	-	(0.8)	**(0.8)**
At 30 June 2005	**83.1**	**61.4**	**165.6**	**588.8**	**(54.3)**	**844.6**	**17.5**	**862.1**

In accordance with the shareholders approval for the Company to buy back its ordinary shares, at the end of June 2005 Exel had purchased 4,013,789 ordinary shares in the market at an average price of 846.6p per share for a total cost of £34.2m.

Notes to the condensed consolidated Interim Report (unaudited) continued

11 Acquisitions

The principal acquisitions during the period were:

- In January 2005, the business of Power Packaging Inc (US and Canada) was acquired. The consideration consisted of a cash payment of US$107.6m (£57.9m) and deferred consideration estimated at US$20.3m (£10.8m). The fair value of the net assets acquired included within this report is estimated at £22.0m, with goodwill and intangible assets arising on the acquisition of £46.7m.

- As part of the acquisition of Tibbett & Britten Group in 2004, Exel acquired a 38% stake in Davids Distribution (Thailand) Ltd. In January 2005, Exel purchased the remaining 62% of the shares in Davids Distribution (Thailand) Ltd. The consideration consisted of a cash payment of £6.5m. The fair value of the net assets acquired included within this report is estimated at £3.5m, with goodwill and intangible assets arising on the acquisition of £3.0m.

The values of the assets and liabilities acquired contain some provisional amounts which will be finalised once the fair value reviews have been completed.

Following the acquisition of Tibbett & Britten Group in 2004, the following adjustments have been made to the provisional fair values of the assets and liabilities acquired, and Exel's 2004 closing balance sheet has been restated for the adjustments.

	Tibbett & Britten Group fair values			
	Provisional (UK GAAP) £m	**IFRS restatements £m**	**Final adjustments £m**	**Net assets acquired £m**
Property, plant and equipment	162.5	17.8	0.8	**181.1**
Investments	8.2	-	1.8	**10.0**
Net cash and borrowings	(117.3)	(19.4)	-	**(136.7)**
Other assets	255.0	(0.3)	(0.9)	**253.8**
Other liabilities	(267.5)	(1.3)	(1.4)	**(270.2)**
Deferred tax liabilities	-	(39.9)	-	**(39.9)**
Provisions	(42.1)	-	(1.6)	**(43.7)**
Retirement benefit obligations	(132.4)	-	18.0	**(114.4)**
Deferred tax asset relating to retirement benefit obligations	40.2	-	(5.4)	**34.8**
Minority interests	(0.6)	-	-	**(0.6)**
	(94.0)	(43.1)	11.3	**(125.8)**
Transfer of Joint Retail Logistics Ltd from joint venture to subsidiary undertaking	(2.8)	-	-	**(2.8)**
Goodwill	437.4	(78.5)	(11.3)	**347.6**
Intangible assets arising on acquisition	-	121.6	-	**121.6**
Consideration and costs	**340.6**	**-**	**-**	**340.6**

Notes to the condensed consolidated Interim Report (unaudited) continued

12 Discontinued operations

	Six months ended 30.6.05 £m	Six months ended 30.6.04 £m	Year ended 31.12.04 £m
Revenue	**46.2**	62.5	129.4
Operating expenses	**(41.4)**	(55.4)	(114.0)
Trading profit	**4.8**	7.1	15.4
Amortisation of intangible assets arising on acquisitions	**(0.2)**	-	(0.1)
Profit on disposal of Cory Environmental	**110.9**	-	-
Further provision in respect of prior years disposals	**-**	-	(5.2)
Profit from operations	**115.5**	7.1	10.1
Finance costs	**-**	(0.1)	(0.2)
Profit before tax	**115.5**	7.0	9.9
Income tax expense			
On ordinary activities	**(1.5)**	(2.1)	(4.6)
On amortisation of acquired intangible assets	**0.1**	-	-
On exceptional items	**-**	-	1.5
Profit for the period from discontinued operations	**114.1**	4.9	6.8